UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 25, 2013	By	/s/ Sashidhar Jagdishan
	Name:	Sashidhar Jagdishan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six month periods ended September 30, 2011 and 2012.

Exhibit I

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2012		September 30, 2012 (unaudited)		September 30, 2012 (unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	188,043.0	Rs.	237,372.7	US$	4,485.5
Term placements		150,096.5		167,432.3		3,163.9
Investments held for trading, at fair value		77,043.4		51,174.8		967.0
Investments available for sale, at fair value (includes restricted investments of Rs. 544,169.2 and Rs. 474,178.6 (US$ 8,960.2), respectively)		807,080.4		826,504.8		15,618.0
Securities purchased under agreements to resell		20,868.3		242.7		4.6
Loans (net of allowance of Rs. 27,906.9 and Rs. 32,788.1 (US$ 619.6), respectively)		2,006,374.3		2,371,880.0		44,820.1
Accrued interest receivable		26,645.5		29,982.7		566.6
Property and equipment, net		24,960.9		26,656.1		503.7
Intangible assets, net		4,074.0		2,918.8		55.2
Goodwill		74,937.9		74,937.9		1,416.1
Other assets		191,031.5		205,332.9		3,880.0

Total assets	Rs.	3,571,155.7	Rs.	3,994,435.7	US$	75,480.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	2,012,057.9	Rs.	2,258,238.2	US$	42,672.7
Non-interest-bearing deposits		452,991.7		479,441.0		9,059.7

Total deposits		2,465,049.6		2,737,679.2		51,732.4
Securities sold under repurchase agreements		70,000.0		95,000.0		1,795.2
Short-term borrowings		112,642.8		117,449.8		2,219.4
Accrued interest payable		51,935.9		66,982.1		1,265.7
Long-term debt		178,366.6		253,798.7		4,795.9
Accrued expenses and other liabilities		296,568.1		300,177.5		5,672.3

Total liabilities	Rs.	3,174,563.0	Rs.	3,571,087.3	US$	67,480.9

Commitments and contingencies (see note 14)

Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,346,688,270 shares and 2,361,698,240 shares, as of March 31, 2012 and September 30, 2012, respectively	Rs.	4,693.4	Rs.	4,723.4	US$	89.3
Additional paid-in capital		244,564.7		251,704.3		4,756.3
Retained earnings		99,761.6		114,200.3		2,158.0
Statutory reserve		53,248.3		53,248.3		1,006.2
Accumulated other comprehensive income (loss)		(7,212.8)		(2,196.2)		(41.5)

Total HDFC Bank Limited shareholders’ equity		395,055.2		421,680.1		7,968.3

Noncontrolling interest in subsidiaries		1,537.5		1,668.3		31.5

Total shareholders’ equity		396,592.7		423,348.4		7,999.8

Total liabilities and shareholders’ equity	Rs.	3,571,155.7	Rs.	3,994,435.7	US$	75,480.7

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended Sept, 30,
	2011		2012		2012
	(In millions)
Interest and dividend revenue:
Loans	Rs.	97,153.2	Rs.	129,119.6	US$	2,439.9
Trading securities		1,946.9		2,334.8		44.1
Available for sale securities		26,452.4		33,188.1		627.1
Other		3,878.0		4,748.1		89.7

Total interest and dividend revenue		129,430.5		169,390.6		3,200.8

Interest expense:
Deposits		58,634.2		78,878.7		1,490.5
Short-term borrowings		5,207.2		7,169.6		135.5
Long-term debt		6,063.2		8,642.0		163.3
Other		102.8		213.6		4.0

Total interest expense		70,007.4		94,903.9		1,793.3

Net interest revenue		59,423.1		74,486.7		1,407.5
Provision for credit losses		6,897.5		7,436.1		140.5

Net interest revenue after provision for credit losses		52,525.6		67,050.6		1,267.0

Non-interest revenue, net:
Fees and commissions		19,980.5		24,774.9		468.2
Trading securities gain/(loss), net		(463.7)		83.3		1.6
Realized gain/(loss) on sales of available for sale securities, net		(193.3)		446.5		8.4
Other than temporary impairment losses on available for sale securities		(487.9)		(1,504.2)		(28.4)
Foreign exchange transactions		7,550.9		4,998.0		94.4
Derivatives gain/(loss), net		(3,491.5)		110.8		2.1
Other, net		115.0		75.9		1.4

Total non-interest revenue, net		23,010.0		28,985.2		547.7

Total revenue, net		75,535.6		96,035.8		1,814.7

Non-interest expense:
Salaries and staff benefits		21,898.9		26,814.3		506.7
Premises and equipment		7,687.1		8,200.3		155.0
Depreciation and amortization		2,555.1		3,110.3		58.8
Administrative and other		11,969.3		17,157.0		324.2
Amortization of intangible assets		1,165.7		1,155.2		21.8

Total non-interest expense		45,276.1		56,437.1		1,066.5

Income before income tax expense		30,259.5		39,598.7		748.2
Income tax expense		10,168.6		13,242.3		250.2

Net income before noncontrolling interest	Rs.	20,090.9	Rs.	26,356.4	US$	498.0
Less: Net income attributable to noncontrolling interest		82.1		130.8		2.5

Net income attributable to HDFC Bank Limited	Rs.	20,008.8	Rs.	26,225.6	US$	495.5

Per share information:
Earnings per equity share—basic	Rs.	8.58	Rs.	11.14	US$	0.21
Earnings per equity share—diluted	Rs.	8.50	Rs.	11.10	US$	0.20
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	25.74	Rs.	33.42	US$	0.63
Earnings per ADS—diluted	Rs.	25.50	Rs.	33.30	US$	0.60

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six months ended Sept, 30,
	2011		2012		2012
	(In millions)
Net income before noncontrolling interest	Rs.	20,090.9	Rs.	26,356.4	US$	498.0
Other comprehensive income, net of tax:
Foreign currency translation reserve:
Net unrealized gain (loss) arising during the period		141.2		18.4		0.4
Reclassification of net gain (loss) included in net income		—		—		—

Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (1,560.4) and Rs. 2,419.9, respectively]		(3,435.5)		5,114.2		96.6
Net unrealized gain (loss) reclassified to earnings [net of tax Rs. (320.7) and Rs. (55.7), respectively]		(644.8)		(116.0)		(2.2)

Other comprehensive income, net of tax		(3,939.1)		5,016.6		94.8

Total comprehensive income		16,151.8		31,373.0		592.8
Less: Comprehensive income attributable to noncontrolling interest		82.1		130.8		2.5

Comprehensive income attributable to HDFC Bank Limited	Rs.	16,069.7	Rs.	31,242.2	US$	590.3

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2011		2012		2012
	(in millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	20,090.9	Rs.	26,356.4	US$	498.0
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		6,897.5		7,436.1		140.5
Depreciation and amortization		2,555.1		3,110.3		58.8
Amortization of intangibles		1,165.7		1,155.2		21.8
Amortization of deferred acquisition costs		2,061.4		2,930.5		55.4
Amortization of premium (discount) on investments		216.2		(169.4)		(3.2)
Other than temporary impairment of investment		487.9		1,504.2		28.4
Provision for deferred income taxes		(1,114.8)		(2,361.8)		(44.6)
Share-based compensation expense		1,883.3		2,682.9		50.7
Net realized (gain) loss on sale of available for sale securities		193.3		(446.5)		(8.4)
(Gain) loss on disposal of property and equipment, net		(2.8)		4.0		0.1
Exchange (gain) loss		(2,840.7)		(1,767.2)		(33.3)
Net change in:
Investments held for trading		(37,464.1)		31,290.0		591.3
Accrued interest receivable		(3,325.0)		(3,339.2)		(63.1)
Other assets		(75,909.2)		(18,470.3)		(349.2)
Accrued interest payable		14,136.7		15,050.8		284.5
Accrued expense and other liabilities		60,498.5		9,146.4		172.7

Net cash provided by operating activities		(10,470.1)		74,112.4		1,400.4

Cash flows from investing activities:
Net change in term placements		(12,354.3)		(17,335.8)		(327.6)
Net change in available for sale securities		(104,485.4)		(15,112.4)		(285.6)
Net change in repurchase options and reverse repurchase options		67,000.0		45,625.6		862.2
Loans purchased		(19,888.5)		(25,565.9)		(483.1)
Repayments on loans purchased		20,193.7		20,318.2		383.9
Increase in loans originated, net of principal collections		(296,918.4)		(371,241.3)		(7,015.0)
Additions to property and equipment		(2,847.1)		(4,969.0)		(93.9)
Proceeds from sale or disposal of property and equipment		18.8		29.0		0.5

Net cash used in investing activities	Rs.	(349,281.2)	Rs.	(368,251.6)	US$	(6,958.6)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	2011		2012		2012
Cash flows from financing activities:
Net increase in deposits	Rs.	217,124.9	Rs.	268,423.7	US$	5,072.3
Net increase (decrease) in short-term borrowings		17,447.9		4,807.0		90.8
Proceeds from issue of shares by a subsidiary to noncontrolling interests		3.0		—		—
Proceeds from issuance of long-term debt		69,069.5		88,921.9		1,680.3
Repayment of long-term debt		(1,991.8)		(12,028.3)		(227.3)
Proceeds from issuance of equity shares for options exercised		2,985.9		4,486.7		84.8
Payment of dividends and dividend tax		(8,953.3)		(11,786.9)		(222.7)

Net cash provided by financing activities		295,686.1		342,824.1		6,478.2

Effect of exchange rate changes on cash and cash equivalents		2,209.4		644.8		12.2
Net change in cash and cash equivalents		(61,855.8)		49,329.7		932.2
Cash and cash equivalents, beginning of year		288,902.1		188,043.0		3,553.3

Cash and cash equivalents, end of year	Rs.	227,046.3	Rs.	237,372.7	US$	4,485.5

Supplementary cash flow information:
Interest paid	Rs.	55,867.5	Rs.	79,857.7	US$	1,509.0
Income taxes paid	Rs.	12,950.1	Rs.	18,589.3	US$	351.3
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	343.7	Rs.	181.0	US$	3.4

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity

Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.	(5,712.5)	Rs.	346,491.7	Rs.	1,338.1	Rs.	347,829.8
Shares issued upon exercise of options	12,183,710		24.4		2,961.5								2,985.9				2,985.9
Share-based compensation					1,883.3								1,883.3				1,883.3
Dividends, including dividend tax							(8,953.3)						(8,953.3)				(8,953.3)
Change in ownership interest in subsidiary					48.8								48.8		(48.8)		—
Shares issued to non-controlling interest															3.0		3.0
Net income							20,008.8						20,008.8		82.1		20,090.9
Net change in accumulated other comprehensive income											(3,939.1)		(3,939.1)				(3,939.1)

Balance at September 30, 2011	2,338,312,130	Rs.	4,676.6	Rs.	240,271.5	Rs.	83,001.6	Rs.	40,228.0	Rs.	(9,651.6)	Rs.	358,526.1	Rs.	1,374.4	Rs.	359,900.5

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling Interest		Total Shareholders’ Equity

Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	99,761.6	Rs.	53,248.3	Rs.	(7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7
Shares issued upon exercise of options	15,009,970		30.0		4,456.7								4,486.7		—		4,486.7
Share-based compensation					2,682.9								2,682.9				2,682.9
Dividends, including dividend tax							(11,786.9)						(11,786.9)				(11,786.9)
Net income							26,225.6						26,225.6		130.8		26,356.4
Net change in accumulated other comprehensive income											5,016.6		5,016.6				5,016.6
Balance at September 30, 2012	2,361,698,240	Rs.	4,723.4	Rs.	251,704.3	Rs.	114,200.3	Rs.	53,248.3	Rs.	(2,196.2)	Rs.	421,680.1	Rs.	1,668.3	Rs.	423,348.4
Balance at September 30, 2012	2,361,698,240	US$	89.3	US$	4,756.3	US$	2,158.0	US$	1,006.2	US$	(41.5)	US$	7,968.3	US$	31.5	US$	7,999.8

*	In terms of local regulations the Bank is required to transfer 25% of its profit after tax (Indian GAAP ) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 27, 2012.

1. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under Financial Accounting Standard Board Accounting Standard Codification “FASB ASC” Topic 810 “Consolidations”. All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation and impairment assessment of goodwill.

d. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

The Bank establishes specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed.

In light of the significant growth in the size and diversity of its wholesale loan portfolio, the Bank has also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its wholesale unallocated allowance based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio.

e. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year.

f. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

g. Recently adopted accounting standards

In April 2011, Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” was issued effective for interim and annual periods beginning on or after June 15, 2011. ASU 2011-02 provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. Additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses may be required under ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. The Bank adopted the provisions of the said update effective April 1, 2012. The adoption of ASU 2011-02 did not have a material impact on the Bank’s consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance was issued effective on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of the said update effective April 1, 2012. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement” which amends the fair value accounting guidance. The amendments clarify the application of the highest and best use and valuation premise concepts, preclude the application of blockage factors in the valuation of all financial instruments and include criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments additionally prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The new amendments were issued effective for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of the said update effective April 1, 2012. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance removes current presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. In December 2011, FASB amended this guidance to defer the changes relating to the presentation of reclassification adjustments out of accumulated other comprehensive income. This new accounting guidance was issued effective for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of the said update effective April 1, 2012. Upon adoption of this guidance, the Bank changed the presentation of comprehensive income. The adoption of this guidance did not have any impact on the Bank’s consolidated financial position or results of operations.

In September 2011, FASB issued new Accounting Standards Update 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The Bank adopted the provisions of the said update effective April 1, 2012. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

h. Recently issued accounting pronouncements not yet effective

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (Topic 210). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. The Updates will not affect our consolidated financial results since they amend only the disclosure requirements for offsetting financial instruments.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment. The update simplifies the guidance for testing the decline in the realizable value of indefinite-lived intangible assets other than goodwill. The update allows entities to perform a qualitative assessment about the likelihood of impairment of an indefinite-lived intangible asset to determine whether further impairment testing is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for interim and annual periods beginning on or after September 15, 2012. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income- Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220). ASU 2013-02, requires an entity to disclose the effect on net income line items from significant amounts reclassified out of accumulated other comprehensive income and entirely into net income. However, for those reclassifications that are partially or entirely capitalized on the balance sheet, then entities must provide a cross-reference to disclosures that provide information about the effect of the reclassifications. ASU 2013-02 is effective for interim and annual periods beginning on or after December 15, 2012. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

i. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended September 30, 2012 have been translated into U.S. dollars at U.S.$1.00 = Rs. 52.92 as published by the Federal Reserve Board of New York on September 28 , 2012. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

2. Investments, held for trading

The portfolio of trading securities as of March 31, 2012 and September 30, 2012 was as follows:

	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	41,815.4	Rs.	8.8	Rs.	185.3	Rs.	41,638.9
Securities issued by Government of India sponsored institutions		78.1		1.6		—		79.7
State government securities		9,379.0		9.4		9.9		9,378.5
Other corporate/financial institution securities		7,079.8		41.5		6.5		7,114.8
Deposit Certificates issued by banks		18,829.1		3.8		1.4		18,831.5

Total debt securities	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4

	As of September 30, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	45,352.5	Rs.	28.7	Rs.	29.2	Rs.	45,352.0
Other corporate/financial institution securities		5,500.5		11.6		—		5,512.1

Total debt securities	Rs.	50,853.0	Rs.	40.3	Rs.	29.2	Rs.	50,864.1

Equity securities		302.8		9.5		1.6		310.7

Total	Rs.	51,155.8	Rs.	49.8	Rs.	30.8	Rs.	51,174.8

Total	US$	966.7	US$	0.9	US$	0.6	US$	967.0

3. Investments, available for sale

The portfolio of available for sale securities at March 31, 2012 and September 30, 2012 was as follows:

	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	764,267.2	Rs.	505.2	Rs.	12,432.3	Rs.	752,340.1
Securities issued by Government of India sponsored institutions		376.7		2.3		—		379.0
State government securities		251.8		—		1.6		250.2
Securities issued by state government sponsored institutions		754.9		—		16.8		738.1
Credit substitutes		11,789.8		47.3		36.6		11,800.5
Other corporate/financial institution bonds		219.7		27.3		—		247.0
Certificate of Deposit		27,235.0		29.4		55.2		27,209.2

Debt securities, other than asset and mortgage-backed securities		804,895.1		611.5		12,542.5		792,964.1
Mortgage-backed securities		3,094.3		222.9		6.3		3,310.9
Asset-backed securities		485.3		100.0		—		585.3
Other securities (including mutual funds)		9,557.7		662.4		—		10,220.1

Total	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4

Securities with gross unrealized losses							Rs.	704,464.5
Securities with gross unrealized gains								102,615.9

							Rs.	807,080.4

	As of September 30, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	750,116.2	Rs.	2,162.6	Rs.	7,083.6	Rs.	745,195.2
Securities issued by Government of India sponsored institutions		297.1		2.4		—		299.5
State government securities		253.9		0.2		0.5		253.6
Securities issued by state government sponsored institutions		5.0		—		—		5.0
Credit substitutes		20,402.0		83.7		3.1		20,482.6
Other corporate/financial institution bonds		3,177.5		59.2		0.1		3,236.6
Certificate of Deposit		27,573.1		149.3		—		27,722.4

Debt securities, other than asset and mortgage-backed securities		801,824.8		2,457.4		7,087.3		797,194.9
Mortgage-backed securities		2,687.6		180.3		2.5		2,865.4
Asset-backed securities		481.5		142.4		6.7		617.2
Other securities (including mutual funds)		25,176.2		671.3		20.2		25,827.3

Total	Rs.	830,170.1	Rs.	3,451.4	Rs.	7,116.7	Rs.	826,504.8

Total	US$	15,687.3	US$	65.2	US$	134.5	US$	15,618.0

Securities with gross unrealized losses							Rs.	478,714.9
Securities with gross unrealized gains							Rs.	347,789.9

							Rs.	826,504.8

							US$	15,618.0

AFS investments of Rs. 752,595.3 million and Rs. 745,453.8 million as of March 31, 2012 and September 30, 2012, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 544,169.2 million as of March 31, 2012 and Rs.474,178.6 million (US$ 8,960.2 million) as of September 30, 2012, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) , real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 487.9 million and Rs. 1,504.2 million (US$ 28.4 million) as other than temporary impairment in six months period ended September 30, 2011 and September 30, 2012, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of September 30, 2012 are temporary in nature. The Bank’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment; and

•	documentation of the results of these analysis, as required under business policies.

As of March 31, 2012 and September 30, 2012, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale securities at March 31, 2012 was as follows:

	As of March 31, 2012
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	197,634.4	Rs.	1,424.1	Rs.	479,755.4	Rs.	11,008.2	Rs.	677,389.8	Rs.	12,432.3
State government securities		2.6		0.1		247.5		1.5		250.1		1.6
Securities issued by state government sponsored institutions		733.3		16.8		4.9		—		738.2		16.8
Credit substitutes		6,545.0		31.0		794.3		5.6		7,339.3		36.6
Other corporate/financial institution bonds		—		—		10.0		—		10.0		—
Certificate of Deposit		18,504.3		55.2		—		—		18,504.3		55.2

Debt securities		223,419.6		1,527.2		480,812.1		11,015.3		704,231.7		12,542.5
Mortgage-backed securities		232.8		6.3		—		—		232.8		6.3

Total	Rs.	223,652.4	Rs.	1,533.5	Rs.	480,812.1	Rs.	11,015.3	Rs.	704,464.5	Rs.	12,548.8

The gross unrealized losses and fair value of available for sale securities at September 30, 2012 was as follows:

	As of September 30, 2012
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	31,178.3	Rs.	43.0	Rs.	439,592.9	Rs.	7,040.6	Rs.	470,771.2	Rs.	7,083.6
State government securities		—		—		107.1		0.5		107.1		0.5
Credit substitutes		6,340.4		3.1		1,201.4		—		7,541.8		3.1
Other corporate/financial institution bonds		9.7		0.1		—		—		9.7		0.1

Debt securities		37,528.4		46.2		440,901.4		7,041.1		478,429.8		7,087.3
Mortgage-backed securities		203.5		2.5		—		—		203.5		2.5
Asset-backed securities		15.7		6.7		—		—		15.7		6.7
Other securities		65.9		20.2		—		—		65.9		20.2

Total	Rs.	37,813.5	Rs.	75.6	Rs.	440,901.4	Rs.	7,041.1	Rs.	478,714.9	Rs.	7,116.7

Total	US$	714.5	US$	1.4	US$	8,331.5	US$	133.1	US$	9,046.0	US$	134.5

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of September 30, 2012 is set out below:

	As of September 30, 2012
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	264,541.9	Rs.	264,690.6	US$	5,001.7
Over one year through five years		396,391.5		391,174.2		7,391.8
Over five years through ten years		91,440.7		91,579.0		1,730.5
Over ten years		49,450.7		49,751.1		940.1

Total	Rs.	801,824.8	Rs.	797,194.9	US$	15,064.1

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Six months period ended September 30,
	2011		2012		2012
	(In millions)

Gross realized gains on sale	Rs.	12.1	Rs.	446.9	US$	8.4
Gross realized losses on sale		(205.4)		(0.4)		—

Realized gains (losses), net		(193.3)		446.5		8.4
Dividends and interest		26,452.4		33,188.1		627.1

Total	Rs.	26,259.1	Rs.	33,634.6	US$	635.5

4. Investments, held to maturity

There were no HTM securities as of March 31, 2012 and September 30, 2012.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

5. Loans

Loan balances include Rs. 64,148.4 million and Rs. 17,500.0 million as of March 31, 2012 and September 30, 2012, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2012 and September 30, 2012 were as follows:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Retail loans:
Auto loans	Rs.	310,822.5	Rs.	334,996.8	US$	6,330.2
Personal loans/ Credit cards		219,137.9		254,249.1		4,804.4
Retail business banking		284,431.5		332,508.9		6,283.2
Commercial vehicle and construction equipment finance		228,751.1		257,772.3		4,871.0
Housing loans		142,897.4		155,709.1		2,942.3
Other retail loans		158,926.4		185,348.8		3,502.6

Subtotal	Rs.	1,344,966.8	Rs.	1,520,585.0	US$	28,733.7

Wholesale loans	Rs.	689,314.4	Rs.	884,083.1	US$	16,706.0

Gross loans		2,034,281.2		2,404,668.1		45,439.7
Less: Allowance for credit losses		27,906.9		32,788.1		619.6

Total	Rs.	2,006,374.3	Rs.	2,371,880.0	US$	44,820.1

Gross loans analyzed by performance are as follows:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Performing	Rs.	2,015,246.3	Rs.	2,384,882.7	US$	45,065.8
Impaired		19,034.9		19,785.4		373.9

Total gross loans	Rs.	2,034,281.2	Rs.	2,404,668.1	US$	45,439.7

The following table provides details of age analysis of loans as of March 31, 2012 and September 30, 2012.

	As of March 31, 2012
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,081.2	Rs.	952.5	Rs.	308,788.8	Rs.	310,822.5
Personal loans/Credit card		1,376.2		1,087.4		216,674.3		219,137.9
Retail business banking		1,801.9		5,015.4		277,614.2		284,431.5
Commercial vehicle and construction equipment finance		2,087.5		1,589.4		225,074.2		228,751.1
Housing loans		81.3		402.1		142,414.0		142,897.4
Other retail		2,434.4		2,264.5		154,227.5		158,926.4
Wholesale loans		1,256.7		7,723.6		680,334.1		689,314.4

Total	Rs.	10,119.2	Rs.	19,034.9	Rs.	2,005,127.1	Rs.	2,034,281.2

	As of September 30, 2012
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	2,383.4	Rs.	1,106.9	Rs.	331,506.5	Rs.	334,996.8
Personal loans/Credit card		1,561.1		1,246.3		251,441.7		254,249.1
Retail business banking		2,519.3		5,399.8		324,589.8		332,508.9
Commercial vehicle and construction equipment finance		5,832.0		2,221.2		249,719.1		257,772.3
Housing loans		83.4		264.9		155,360.8		155,709.1
Other retail		3,143.1		2,308.2		179,897.5		185,348.8
Wholesale loans		775.0		7,238.1		876,070.0		884,083.1

Total	Rs.	16,297.3	Rs.	19,785.4	Rs.	2,368,585.4	Rs.	2,404,668.1

Total	US$	308.0	US$	373.9	US$	44,757.8	US$	45,439.7

The Bank has a credit risk mitigating/monitoring mechanism which is comprised of target market definitions, credit approval process, post-disbursement monitoring and remedial management procedures.

For wholesale credit risk in addition to the credit approval process the Bank has an approved framework for the review and approval of credit ratings. Credit Policies and Procedure articulate credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. These are reviewed in detail at annual or more frequent intervals. To ensure adequate diversification of risk, concentration limits have been set up in terms of borrower/business group, industry and risk grading.

For retail credit the policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers. We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments (see note 1d). The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated minimum annually.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2012 and as of September 30, 2012 is given below.

	As of March 31, 2012
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	309,870.0	Rs.	218,050.5	Rs.	279,416.1	Rs.	227,161.7	Rs.	142,495.3	Rs.	156,661.9	Rs.	1,333,655.5
Impaired		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		11,311.3

Total	Rs.	310,822.5	Rs.	219,137.9	Rs.	284,431.5	Rs.	228,751.1	Rs.	142,897.4	Rs.	158,926.4	Rs.	1,344,966.8

	As of September 30, 2012
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	333,889.9	Rs.	253,002.8	Rs.	327,109.1	Rs.	255,551.1	Rs.	155,444.2	Rs.	183,040.6	Rs.	1,508,037.7
Impaired		1,106.9		1,246.3		5,399.8		2,221.2		264.9		2,308.2		12,547.3

Total	Rs.	334,996.8	Rs.	254,249.1	Rs.	332,508.9	Rs.	257,772.3	Rs.	155,709.1	Rs.	185,348.8	Rs.	1,520,585.0

	US$	6,330.2	US$	4,804.4	US$	6,283.2	US$	4,871.0	US$	2,942.3	US$	3,502.6	US$	28,733.7

Wholesale Loans

We have in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Our model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Credit quality indicators - Internally assigned grade and payment activity
Pass	Rs.	680,542.4	Rs.	875,757.3	US$	16,548.7
Labeled		1,048.4		1,087.7		20.5
Impaired		7,723.6		7,238.1		136.8

Total	Rs.	689,314.4	Rs.	884,083.1	US$	16,706.0

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2012 and September 30, 2012.

	As of March 31, 2012
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans

Auto loans	Rs.	952.5	Rs.	952.5	Rs.	461.7	Rs.	967.6	Rs.	952.5
Personal loans/ Credit card		1,087.4		1,087.4		755.9		1,196.2		1,087.4
Retail business banking		5,015.4		5,015.4		4,542.7		5,070.8		5,015.4
Commercial vehicle and construction equipment finance		1,589.4		1,589.4		978.0		1,159.8		1,589.4
Housing loans		402.1		402.1		269.4		425.2		402.1

Other retail		2,264.5		2,264.5		1,875.3		2,415.9		2,264.5

Wholesale loans		7,723.6		7,723.6		6,433.7		8,613.3		7,099.2

Total	Rs.	19,034.9	Rs.	19,034.9	Rs.	15,316.7	Rs.	19,848.8	Rs.	18,410.5

The Bank holds no recorded impaired loans for which there is no related allowance.

	As of September 30, 2012
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans

Auto loans	Rs.	1,106.9	Rs.	1,106.9	Rs.	519.9	Rs.	1,029.7	Rs.	1,106.9
Personal loans/ Credit card		1,246.3		1,246.3		855.2		1,166.9		1,246.3
Retail business banking		5,399.8		5,399.8		4,923.9		5,207.6		5,399.8
Commercial vehicle and construction equipment finance		2,221.2		2,221.2		1,204.2		1,905.3		2,221.2
Housing loans		264.9		264.9		174.3		333.5		264.9
Other retail		2,308.2		2,308.2		1,788.9		2,286.4		2,308.2

Wholesale loans		7,238.1		7,238.1		6,184.3		7,480.9		6,646.9

Total	Rs.	19,785.4	Rs.	19,785.4	Rs.	15,650.5	Rs.	19,410.3	Rs.	19,194.2

Total	US$	373.9	US$	373.9	US$	295.7	US$	366.8	US$	362.7

The Bank holds no recorded impaired loans for which there is no related allowance.

Impaired loans by industry as of March 31, 2012 and September 30, 2012 by facility are as follows:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Gross impaired loans by industry:
—NBFC/Financial Intermediaries	Rs.	1,782.7	Rs.	1,466.9	US$	27.7
—Wholesale/Retail Trade		907.5		1,323.6		25.0
—Textiles & Garments		1,430.5		936.6		17.7
—Others (none greater than 5% of impaired loans)		14,914.2		16,058.3		303.5

Total	Rs.	19,034.9	Rs.	19,785.4	US$	373.9

Summary information relating to impaired loans during the years ended March 31, 2012 and September 30, 2012 is as follows:

	Year ended / period ended
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Average impaired loans, net of allowance	Rs.	4,145.4	Rs.	3,926.5	US$	74.2
Interest income recognized on impaired loans	Rs.	1,668.3	Rs.	617.9	US$	11.7

Allowance for credit losses as of March 31, 2012 is as follows:

	As of March 31, 2012
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)

Allowance for credit losses, beginning of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	594.1	Rs.	237.2	Rs.	1,885.9	Rs.	7,577.5	Rs.	8,357.0	Rs.	1,447.5	Rs.	25,894.3

Write-offs		(1,277.1)		(4,862.7)		(220.6)		(555.8)		(46.3)		(448.7)		(2,818.4)						(10,229.6)

Net allowance for credit losses*		1,235.7		4,723.4		366.5		939.7		78.5		438.1		1,674.6		3,025.5		(239.8)		12,242.2

Allowance for credit losses, end of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	6,433.7	Rs.	—	Rs.	—	Rs.	6,433.7

Allowance collectively evaluated for impairment		461.7		755.9		4,542.7		978.0		269.4		1,875.3		—		11,382.5		1,207.7		21,473.2

Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		7,723.6		—		—		7,723.6

Loans collectively evaluated for impairment		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		—		1,333,655.5		681,590.8		2,026,557.6

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,404.9 million.

Allowance for credit losses as of September 30, 2012 is as follows:

	As of September 30, 2012
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)

Allowance for credit losses, beginning of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9	US$	527.3

Write-offs		(669.5)		(2,535.4)		(29.5)		(1,014.7)		(28.6)		(518.9)		(42.2)						(4,838.8)		(91.4)

Net allowance for credit losses*		727.7		2,634.7		410.7		1,240.9		(66.5)		432.5		(207.2)		4,033.1		514.1		9,720.0		183.7

Allowance for credit losses, end of the period	Rs.	519.9	Rs.	855.2	Rs.	4,923.9	Rs.	1,204.2	Rs.	174.3	Rs.	1,788.9	Rs.	6,184.3	Rs.	15,415.6	Rs.	1,721.8	Rs.	32,788.1	US$	619.6

Allowance for credit losses:

Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	6,184.3	Rs.	—	Rs.	—	Rs.	6,184.3	US$	116.9

Allowance collectively evaluated for impairment		519.9		855.2		4,923.9		1,204.2		174.3		1,788.9		—		15,415.6		1,721.8		26,603.8		502.7

Loans:

Loans individually evaluated for impairment		—		—		—		—		—		—		7,238.1		—		—		7,238.1		136.8
Loans collectively evaluated for impairment		1,106.9		1,246.3		5,399.8		2,221.2		264.9		2,308.2		—		1,508,037.7		876,845.0		2,397,430.0		45,302.9

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 2,283.9 million.

The unallocated allowance is assessed at each period end and the increase/(decrease) as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

Troubled debt restructuring (TDR)

When the Bank grants concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. There were no loans modified during the six months ended September 30, 2012 that were classified as TDRs. Accordingly, the allowance for loan losses for TDRs during the six months ended September 30, 2012 was nil.

There were no TDRs that have defaulted in the first six months of fiscal 2013 within 12 months of their modification date (based on payment default definition of 90 days past due).

6. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2012 and six month period ended September 30, 2012. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2012 and September 30, 2012:

	As of March 31, 2012						As of September 30, 2012
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
	(In millions)
Branch network	Rs.	8,335.0	Rs.	5,356.0	Rs.	2,979.0	Rs.	8,335.0	Rs.	6,052.2	Rs.	2,282.8	US$	43.2
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		3,406.0		1,008.0		4,414.0		3,848.0		566.0		10.7
Favorable leases		543.0		456.0		87.0		543.0		473.0		70.0		1.3

Total	Rs.	16,002.0	Rs.	11,928.0	Rs.	4,074.0	Rs.	16,002.0	Rs.	13,083.2	Rs.	2,918.8	US$	55.2

Branch network intangible represents the benefit that the Bank received through the acquisition of a ready branch network from Centurion Bank of Punjab Limited (“CBoP”) as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that the Bank would have generated if the Bank had set up its own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the Reserve Bank of India (RBI). The Bank calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. The Bank used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to the Bank and future economic benefit until the lease expiry.

The aggregate amortization charged for the six month period ended September 30, 2011and September 30, 2012 was Rs. 1,165.7 million and Rs. 1,155.2 million (US$ 21.8 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

	As of September 30,
	2012		2012
	(In millions)
To be amortized during the six months ending September 30:
2013	Rs.	1,983.5	US$	37.5
2014		914.8		17.3
2015		12.0		0.2
2016		5.0		0.1
2017		1.9		—

7. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2012 and September 30, 2012 were comprised of the following:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Borrowed in the call market	Rs.	8,693.3	Rs.	13,910.6	US$	262.9
Term borrowings from institutions/banks		44,850.3		3,475.0		65.8
Foreign currency borrowings		59,099.2		82,564.2		1,560.2
Bills rediscounted		—		17,500.0		330.5

Total	Rs.	112,642.8	Rs.	117,449.8	US$	2,219.4

8. Long-term debt

Long-term debt as of March 31, 2012 and September 30, 2012 was comprised of the following:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Subordinated debt	Rs.	111,056.5	Rs.	148,524.5	US$	2,806.6
Others		67,310.1		105,274.2		1,989.3

Total	Rs.	178,366.6	Rs.	253,798.7	US$	4,795.9

The below table presents the balance of long term debt as of March 31, 2012 and September 30, 2012 and the related contractual rates and maturity dates:

	As of
	March 31, 2012				September 30, 2012
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call Dates	Stated interest rates	Total		Total
	(In Millions)
Subordinated debt
Lower Tier II
Fixed rate	2014 - 2022	5.90% to 10.70%	Rs.	69,810.0	2014 - 2027	5.90% to 10.70%	Rs.	107,080.0	US$	2,023.4
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%		34,159.0	2016 - 2021	8.70% to 10.85%		34,159.0		645.5
Variable rate	2016 - 2017	LIBOR+1.2		5,087.5	2016 - 2017	LIBOR+1.2		5,285.5		99.9
Perpetual debt	2016 - 2017	9.92%		2,000.0	2016 - 2017	9.92%		2,000.0		37.8
Others
Variable rate—(1)	2012 - 2015	1.41% to 2.30%		31,033.8	2012 - 2017	1.30% to 2.94%		40,434.1		764.1
Variable rate—(2)	2012 - 2019	10.50% to 10.85%		10,983.9	2014 - 2019	9.50 % to 10.85%		26,735.0		505.2
Fixed rate	2012 - 2019	8.00% to 11.50%		25,292.4	2012 - 2019	8.00% to 11.50%		38,105.1		720.0

Total			Rs.	178,366.6			Rs.	253,798.7	US$	4,795.9

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2012
	(In millions)
Due during the twelve months ending September 30:
2013	Rs.	18,063.1	US$	341.3
2014		39,380.8		744.2
2015		43,349.6		819.2
2016		11,170.0		211.1
2017		11,195.5		211.6
Thereafter (1)		128,639.7		2,430.8

Total	Rs.	251,798.7	US$	4,758.2

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

During the six month period ended September 30, 2012, the Bank issued subordinated debt qualifying for Lower Tier II capital amounting to Rs. 37,270.0 million (previous period Rs. 36,500 million).

As of March 31, 2012 and September 30, 2012, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 31,033.8 million and Rs.40,434.1 million, respectively, and functional currency borrowings aggregating to Rs. 36,276.3 million and Rs. 64,840.1 million, respectively.

9. Accumulated other comprehensive income (loss)

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the six months period ended September 30, 2012.

	Six months ended September 30, 2012
	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2012	Rs.	(7,414.9)	Rs.	202.1	Rs.	(7,212.8)
Net change		4,998.2		18.4		5,016.6

Balance, September 30, 2012	Rs.	(2,416.7)	Rs.	220.5	Rs.	(2,196.2)

Balance, September 30, 2012	US$	(45.7)	US$	4.2	US$	(41.5)

10. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on July 27, 2012.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split which reduced the par value of each equity share from Rs. 10.0 to Rs. 2.0 per share effective as of July 16, 2011. All options information in the condensed financial statements reflect the effect of these events retroactively.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Six months ended September 30,
	2011	2012*

Dividend yield	0.65%	—

Expected volatility	23.72%-23.82%	—

Risk-free interest rate	8.04%-8.14%	—

Expected lives	1 to 6 years	—

*	No employee stock options granted during the period

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Six months ended September 30,
	2011	2012

Options available to be granted, beginning of year*	91,642,000	57,116,000
Equity shares allocated for grant under the plan	—	—
Options granted	(243,750)	—
Forfeited/lapsed*	778,750	613,500

Options available to be granted, end of period	92,177,000	57,729,500

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/lapse are not available for re-issue.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six months ended September 30,
	2011			2012
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price

Options outstanding, beginning of year	85,924,615	Rs.	325.27	99,872,740	Rs.	389.52

Granted	243,750		508.23	—		—

Exercised	(12,183,710)		245.07	(15,009,970)		298.92

Forfeited	(676,500)		439.46	(533,300)		462.29

Lapsed	(122,635)		212.34	(82,995)		253.96

Options outstanding, end of period	73,185,520	Rs.	338.36	84,246,475	Rs.	405.34

Options exercisable, end of period	40,824,270	Rs.	257.26	41,597,775	Rs.	345.83

Weighted average fair value of options granted during the year		Rs.	152.50		Rs	—

The following summarizes information about stock options outstanding as of September 30, 2012:

		As of September 30, 2012
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price
Plan B	Rs. 71.72 to Rs. 219.74 (or US$ 1.36 to US$ 4.15)	1,164,900	0.89	Rs.	206.51
Plan C	Rs. 126.12 to Rs. 219.74 (or US$ 2.38 to US$ 4.15)	1,330,200	0.89		208.56
Plan D	Rs. 219.74 to Rs. 340.96 (or US$ 4.15 to US$ 6.44)	18,872,200	1.76		278.83
Plan E	Rs. 440.16 to Rs. 508.23 (or US$ 8.32 to US$ 9.60)	61,546,750	4.10		456.65
Key ESOP	Rs. 23.20 (or US$ 0.44)	33,595	0.54		23.20
General ESOP	Rs. 88.45 to Rs. 251.72 (or US$ 1.67 to US$ 4.76)	1,298,830	1.49	Rs.	211.08

The intrinsic value of options exercised during the six months ended September 30, 2011 and September 30, 2012 was Rs. 59.8 million and Rs. 53.2 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2012 was Rs. 595.3 million and Rs.123.9 million, respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 1,883.3 million and Rs. 2,682.9 million during the six months ended September 30, 2011 and September 30, 2012, respectively. As of September 30, 2012, there were 42,648,700 unvested options with weighted average exercise price of Rs. 463.4 and aggregate intrinsic value of Rs. 471.4. As at September 30, 2012, the total estimated compensation cost to be recognized in future periods was Rs. 2,260.7 million (previous period Rs. 1,479.8 million). This is expected to be recognized over a weighted average period of 0.55 years. The tables reflect an adjustment effected in the previous fiscal year to include the effect of options forfeited/lapsed in respect of resigned employees.

11. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly except credit risk.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2012 and September 30, 2012, together with the fair values on each reporting date.

	As of March 31, 2012
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,352,335.4	Rs.	11,735.6	Rs.	12,353.8	Rs.	(618.2)
Currency options		220,616.6		3,987.7		3,038.8		948.9
Currency swaps		53,438.4		2,959.3		1,882.0		1,077.3
Forward exchange contracts		5,648,917.1		114,511.7		110,657.7		3,854.0

Total	Rs.	8,275,307.5	Rs.	133,194.3	Rs.	127,932.3	Rs.	5,262.0

	As of September 30, 2012
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,348,105.6	Rs.	7,046.6	Rs.	8,259.1	Rs.	(1,212.5)	US$	44,370.9	US$	(22.9)
Forward Rate Agreements		44,389.2		39.1		39.3		(0.2)		838.8		—
Currency options		260,726.2		3,326.8		3,386.2		(59.4)		4,926.8		(1.1)
Currency swaps		55,325.0		2,960.0		1,893.9		1,066.1		1,045.4		20.1
Forward exchange contracts		6,336,234.7		123,955.1		120,392.8		3,562.3		119,732.3		67.3

Total	Rs.	9,044,780.7	Rs.	137,327.6	Rs.	133,971.3	Rs.	3,356.3	US$	170,914.2	US$	63.4

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six months period ended September 30,
	2011		2012		2012
	(In millions)
Interest rate derivatives	Rs.	697.9	Rs.	(883.9)	US$	(16.7)
Forward rate agreements		(0.1)		3.8		0.1
Currency options		55.3		(931.4)		(17.6)
Currency swaps		(0.4)		(1.8)		—
Forward contracts		(4,244.2)		1,924.1		36.3

Total gains/(losses)	Rs.	(3,491.5)	Rs.	110.8	US$	2.1

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and outstanding range from 1 day to 20 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs. 895.9 million and Rs.992.4 million as of March 31, 2012 and September 30, 2012 respectively, in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450, the Bank has recognized a liability of Rs. 375.4 million and Rs.480.6 million as of March 31, 2012 and September 30, 2012, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of
	March 31, 2012		September 30, 2012		September 30, 2012
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	76,921.6	Rs.	84,315.8	US$	1,593.3
Performance guarantees		59,909.3		64,494.2		1,218.7
Documentary credits		209,182.1		213,046.0		4,025.8

Total	Rs.	346,013.0	Rs.	361,856.0	US$	6,837.8

Estimated fair values:
Guarantees	Rs.	(895.9)	Rs.	(992.4)	US$	(18.8)
Documentary credits		(171.7)		(223.5)		(4.2)

Total	Rs.	(1,067.6)	Rs.	(1,215.9)	US$	(23.0)

As part of its risk management activities, the Bank monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs.678,811.8 million as of September 30, 2012. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

12. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2012 and September 30, 2012. The estimated fair value amounts as of March 31, 2012 and September 30, 2012 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value:

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities:

Trading securities are carried at fair value based on quoted market prices. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on the fair value of these securities, refer to Note 2.

Available for sale securities:

Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using a market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 3.

Loans:

The fair values of consumer installment loans and other consumer loans that do not reprice frequently were estimated using discounted cash flow models. The discount rates were based on current market pricing for loans with similar characteristics and risk factors. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames were estimated using discounted cash flow models. The discount rates were based on current market interest rates for loans with similar remaining maturities and credit ratings. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

Deposits:

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

Short-term borrowings:

The fair values of the Bank’s short-term debt were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Long-term debt:

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Term placements:

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

Derivatives

For a description of our foreign exchange and derivative contracts, see note 11 above.

A comparison of the fair values and carrying values of financial instruments is set out below:

	March 31, 2012				September 30, 2012
	Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value								Carrying Value		Estimated Fair Value
							Level 1		Level 2		Level 3		Total

Financial Assets:

Cash and cash equivalents	Rs.	188,043.0	Rs.	188,043.0	Rs.	237,372.7	Rs.	237,372.7	Rs.	—	Rs.	—	Rs.	237,372.7	US$	4,485.5	US$	4,485.5

Term placements		150,096.5		149,900.6		167,432.3		—		167,293.3		—		167,293.3		3,163.9		3,161.2

Investments held for trading		77,043.4		77,043.4		51,174.8		310.7		50,864.1		—		51,174.8		967.0		967.0
Investments available for sale*		806,501.6		806,501.6		825,885.0		738.8		825,146.2		—		825,885.0		15,606.3		15,606.3
Securities purchased under agreements to resell		20,868.3		20,868.3		242.7		—		242.7		—		242.7		4.6		4.6

Loans		2,006,374.3		2,025,336.9		2,371,880.0		—		2,401,850.5		—		2,401,850.5		44,820.1		45,386.4

Accrued interest receivable		26,645.5		26,645.5		29,982.7		—		29,982.7		—		29,982.7		566.6		566.6

Other assets		161,705.4		160,657.4		173,289.4		—		172,415.5		—		172,415.5		3,274.6		3,258.0

Financial Liabilities:

Interest-bearing deposits		2,012,057.9		2,018,607.1		2,258,238.2		—		2,272,020.6		—		2,272,020.6		42,672.7		42,933.1
Non-interest-bearing deposits		452,991.7		452,991.7		479,441.0		—		479,441.0		—		479,441.0		9,059.7		9,059.7
Securities sold under repurchase agreements		70,000.0		70,000.0		95,000.0		—		95,000.0		—		95,000.0		1,795.2		1,795.2

Short-term borrowings		112,642.8		112,642.8		117,449.8		—		117,794.9		—		117,794.9		2,219.4		2,225.9

Accrued interest payable		51,935.9		51,935.9		66,982.1		—		66,982.1		—		66,982.1		1,265.7		1,265.7

Long-term debt		178,366.6		181,775.7		253,798.7		—		259,586.8		—		259,586.8		4,795.9		4,905.3
Accrued expenses and other liabilities		263,198.8		263,198.8		267,801.8		—		267,801.8		—		267,801.8		5,060.5		5,060.5

*	excluding investments carried at cost

13. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/ expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions.

Summarized segment information for the six months ended September 30, 2011 and September 30, 2012:

	Six months ended September 30, 2011
	Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest revenue	Rs.	48,292.6	Rs.	9,962.2	Rs.	1,168.3	Rs.	59,423.1
Less: Provision for credit losses		5,877.8		1,019.7		—		6,897.5

Net interest revenue, after allowance for credit losses		42,414.8		8,942.5		1,168.3		52,525.6
Non-interest revenue		20,115.9		4,051.4		(1,157.3)		23,010.0
Non-interest expense		(40,442.1)		(4,325.8)		(508.2)		(45,276.1)

Income before income tax	Rs.	22,088.6	Rs.	8,668.1	Rs.	(497.2)	Rs.	30,259.5

Segment assets:
Segment total assets	Rs.	1,678,552.6	Rs.	1,461,234.9	Rs.	237,163.6	Rs.	3,376,951.1

	Six months ended September 30, 2012
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest revenue	Rs.	60,844.0	Rs.	13,083.7	Rs.	559.0	Rs.	74,486.7	US$	1,407.5
Less: Provision for credit losses		7,156.2		279.9		—		7,436.1		140.5

Net interest revenue, after allowance for credit losses		53,687.8		12,803.8		559.0		67,050.6		1,267.0
Non-interest revenue		25,519.8		4,151.6		(686.2)		28,985.2		547.7
Non-interest expense		(50,283.6)		(5,529.4)		(624.1)		(56,437.1)		(1,066.5)

Income before income tax	Rs.	28,924.0	Rs.	11,426.0	Rs.	(751.3)	Rs.	39,598.7	US$	748.2

Segment assets:
Segment total assets	Rs.	2,093,593.9	Rs.	1,599,173.2	Rs.	301,668.6	Rs.	3,994,435.7	US$	75,480.7

14. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 11) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2012 and September 30, 2012 aggregated Rs. 3,274.2 million and Rs. 2,431.3million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. Some of the provisions of indirect tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of September 30, 2012 aggregated to Rs. 3,356.9 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of September 30,
	2011		2012		2012
	(In millions)
The total minimum lease payments during the period recognized in the consolidated statement of income	Rs.	2,537.9	Rs.	2,912.0	US$	55.0
Sub-lease income recognized in the consolidated statement of income	Rs.	120.9	Rs.	109.1	US$	2.1

The future minimum lease payments as of September 30, 2012 were as follows:

Year ending March 31,	Payments
	(In millions)
2013	Rs.	5,566.3	US$	105.2
2014		5,136.0		97.1
2015		4,792.4		90.6
2016		4,561.3		86.2
2017		4,059.3		76.7
Thereafter		9,489.3		179.3

Total	Rs.	33,604.6	US$	635.1

The future minimum lease payments expected to be received under non-cancellable sub leases as of September 30, 2011 and September 30, 2012 were Rs. 784.2 million and Rs. 653.7 million, respectively.

15. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per the RBI’s prudential norms on capital adequacy under the Basel I framework (Basel I), the Bank is required to maintain a Capital to Risk- weighted Asset Ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under the Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on September 30, 2012 is subject to a prudential floor, which is the higher of the following amounts:

a)	Minimum capital required as per the new framework (Basel II); or

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks, are as follows:

	Basel I, as of						Basel II, as of
	March 31, 2012		September 30, 2012		September 30, 2012		March 31, 2012		September 30, 2012		September 30, 2012
			(In millions)				(In millions)
Tier 1 capital	Rs.	281,135.6	Rs.	311,705.0	US$	5,890.1	Rs.	280,674.9	Rs.	311,220.5	US$	5,881.0
Tier 2 capital		118,989.7		155,362.7		2,935.8		118,989.7		155,362.7		2,935.8

Total capital	Rs.	400,125.3	Rs.	467,067.7	US$	8,825.9	Rs.	399,664.6	Rs.	466,583.2	US$	8,816.8

Total risk-weighted assets and contingents	Rs.	2,547,642.9	Rs.	3,000,576.1	US$	56,700.2	Rs.	2,418,963.2	Rs.	2,737,619.7	US$	51,731.3

Capital ratios of the Bank:
Tier 1		11.04%		10.39%				11.60%		11.37%
Total capital		15.71%		15.57%				16.52%		17.04%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

16. Earnings per equity share

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three shares.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 32.4 million and 17.5 million were excluded from the calculation of diluted earnings per share for the six months period ended September 30, 2011 and September 30, 2012, respectively, as these were anti-dilutive for the years.

	As of September 30,
	2011	2012
Weighted average number of equity shares used in computing basic earnings per equity share	2,332,284,306	2,353,727,406
Effect of potential equity shares for stock options outstanding	22,543,919	9,165,044

Weighted average number of equity shares used in computing diluted earnings per equity share	2,354,828,225	2,362,892,450

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six months ended September 30,
	2011		2012		2012

Basic earnings per share	Rs.	8.58	Rs.	11.14	US$	0.21

Effect of potential equity shares for stock options outstanding		0.08		0.04		0.01

Diluted earnings per share	Rs.	8.50	Rs.	11.10	US$	0.20

Basic earnings per ADS	Rs.	25.74	Rs.	33.42	US$	0.63

Effect of potential equity shares for stock options outstanding		0.24		0.12		0.03

Diluted earnings per ADS	Rs.	25.50	Rs.	33.30	US$	0.60

17. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input	Definition
Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use, as inputs, such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Sale Securities: Available for sale investments are principally comprised of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2012 and September 30, 2012.

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 578.8 million on a recurring basis as of March 31, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	77,043.4	Rs.	—	Rs.	77,043.4
Securities Available-for-Sale		806,501.6		673.4		805,828.2

Total	Rs.	883,545.0	Rs.	673.4	Rs.	882,871.6

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 619.8 million on a recurring basis as of September 30, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	51,174.8	Rs.	310.7	Rs.	50,864.1
Securities Available-for-Sale		825,885.0		738.8		825,146.2

Total	Rs.	877,059.8	Rs.	1,049.5	Rs.	876,010.3

	US$	16,573.3	US$	19.8	US$	16,553.5

There have been no transfers between level 1 and 2 for the years ended March 31, 2012 and September 30, 2012.

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in Rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	133,194.3	Rs.	—	Rs.	133,194.3	Rs.	—
Derivative liabilities	Rs.	127,932.3	Rs.	—	Rs.	127,932.3	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	137,327.6	Rs.	—	Rs.	137,327.6	Rs.	—
Derivative liabilities	Rs.	133,971.3	Rs.	—	Rs.	133,971.3	Rs.	—